UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          KENT ELECTRONICS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    490553104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  David R. Birk
              Senior Vice President, General Counsel and Secretary
                                   Avnet, Inc.
                             2211 South 47th Street
                             Phoenix, Arizona 85034
                                 (480) 643-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                              James E. Abbott, Esq.
                            Carter, Ledyard & Milburn
                                  2 Wall Street
                            New York, New York 10005
                                 (212) 732-3200

                                 March 21, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 490553104

1     NAME OF REPORTING PERSON: Avnet, Inc.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 11-1890605

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [ ]
                                                            (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS: WC, OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF        7     SOLE VOTING POWER: 2,863,474 Shares*
SHARES
BENEFICIALLY     8     SHARED VOTING POWER:  592,224 Shares
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: 2,863,474 Shares*
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:   -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON: 3,455,698 Shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                            [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.97% (assuming exercise of an option)

14    TYPE OF REPORTING PERSON: CO



________________________

*    Issuable upon exercise of an option.

ITEM 1. Security and Issuer.

     This Statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, without par value ("Kent Common Stock"), of Kent Electronics Corporation, a Texas corporation ("Kent" or the "Issuer"). The principal executive offices of the Issuer are located at 1111 Gillingham Lane, Sugar Land, Texas 77478.


ITEM 2. Identity and Background.

     This Statement is being filed by Avnet, Inc., a New York corporation ("Avnet"). Avnet is one of the world's largest industrial distributors of electronic components and computer products, with sales of $9.17 billion in its fiscal year ended June 30, 2000. The principal executive offices of Avnet are located at 2211 South 47th Street, Phoenix, Arizona 85034.

     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Avnet is set forth in
Schedule I hereto and is incorporated herein by reference.

     During the last five years, neither Avnet, nor, to the knowledge of Avnet, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


 ITEM 3.     Source and Amount of Funds or Other Consideration.

     As described in Item 4 hereof, Avnet has entered into a Stock Option Agreement (as defined in Item 4 below) with Kent, in which Kent has granted Avnet an option to acquire up to 2,863,474 shares of Kent Common Stock at a price of $22.48 per share. Avnet shall pay the exercise price under the Stock Option Agreement in cash or, in its sole discretion, with a combination of cash and seven-year senior subordinated notes to be issued by Avnet to Kent. If Avnet exercises the option, Avnet currently anticipates that funds for such exercise, or for payment of the senior subordinated notes, would be provided from Avnet's working capital.

     No funds were used by Avnet in connection with entering into any of the agreements referred to in Item 4.

ITEM 4. Purpose of Transaction.

     On March 21, 2001, Avnet, Alpha Acquisition Corp., a wholly-owned subsidiary of Avnet ("Merger Sub"), and Kent entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with and into Kent (the "Merger"). Following the Merger, the separate corporate existence of Merger Sub will cease, and Kent will continue as the surviving corporation in the Merger (the "Surviving Corporation") and will be a wholly-owned subsidiary of Avnet.

     Pursuant to the terms of the Merger Agreement and subject to adjustments as set forth therein, at the effective time of the Merger, each share of Kent Common Stock issued and outstanding immediately prior to the effective time (other than certain shares to be cancelled) will be converted into the right to receive 0.87 of a fully paid and nonassessable share of Avnet common stock.

     Consummation of the Merger is subject to certain conditions set forth in the Merger Agreement, including (i) the approval of Avnet's and Kent's shareholders in accordance with applicable Texas law and the policies of the New York Stock Exchange, (ii) the approvals required by any governmental entities, and (iii) the expiration of the applicable waiting period under the
Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as other customary conditions.

     Pursuant to the Merger Agreement, (i) the articles of incorporation of Kent in effect immediately prior to the effective time of the Merger will be the articles of incorporation of the Surviving Corporation at and after the effective time, until duly amended in accordance with their terms and the applicable provisions of Texas law, (ii) the by-laws of Kent in effect immediately prior to the effective time will be the by-laws of the Surviving Corporation at and after the effective time, until duly amended in accordance with their terms and the applicable provisions of Texas law, and (iii) the directors of Merger Sub immediately prior to the effective time will be the directors of the Surviving Corporation at and after the effective time, and the individuals specified by Avnet in writing prior to the effective time will be the officers of the Surviving Corporation at and after the effective time, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's articles of incorporation and by-laws.

     The Merger Agreement contains certain customary restrictions on the conduct of the business of Kent pending the Merger, including certain customary restrictions relating to the capital stock of Kent. Pursuant to the Merger Agreement, Kent has agreed, among other things, that, after the date of the Merger Agreement and prior to the effective time of the Merger, it will not declare or pay any dividends on or make other distributions in respect of any of its capital stock.

     If the Merger is consummated, the Kent Common Stock will be delisted from the New York Stock Exchange and its registration under Section 12(b) of the Securities Exchange Act of 1934 will be terminated.

     The Merger Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

     As provided in the Merger Agreement, Avnet and Kent entered into a Stock Option Agreement dated as of March 21, 2001 (the "Stock Option Agreement"), under which Kent granted Avnet an option (the "Kent Option") to purchase up to 2,863,474 shares of Kent Common Stock, equal to 10% of the issued and outstanding shares of Kent Common Stock on March 21, 2001, at an exercise price of $22.48 per share, subject to customary anti-dilution adjustments. The Kent Option will only become exercisable if:

     o any person unaffiliated with Avnet or Kent announces an intention to acquire more than a majority of the outstanding shares of Kent common stock, or

     o Kent terminates the Merger Agreement for the purpose of entering into an agreement with a person who has made a "superior proposal" to acquire Kent, or

     o    Avnet terminates the Merger Agreement because

          (a) Kent's board of directors has withdrawn, modified or changed its approval or recommendation of the Merger Agreement or the Merger in a manner adverse to Avnet, or has resolved to do so, or

          (b) Kent's board of directors has approved or recommended a "superior proposal," or

          (c) Kent's board of directors has without Avnet's written consent redeemed Kent's preferred share purchase rights attached to the Kent Common Stock, or amended its shareholder rights agreement, for any reason other than (1) to facilitate the transactions contemplated by the Merger Agreement, or (2) following termination of the Merger Agreement by Kent for the purpose of entering into an agreement with a person that has made a "superior proposal", or

     o (a) Kent terminates the Merger Agreement because (1) the Merger is not consummated by September 30, 2001, and Kent has not failed to perform or observe in any material respect any of its covenants and agreements in the Merger Agreement, or (2) the Kent shareholders did not approve the Merger Agreement, or

          (b) Avnet terminates the Merger Agreement when it is not in material breach of any provision of the Merger Agreement in a manner that has or is reasonably likely to have a material adverse effect on Kent, because Kent has materially breached any provision of the Merger Agreement in a manner that has or is reasonably likely to have a material adverse effect on Avnet, or which may reasonably be expected to prevent or materially delay the Merger, and within one year following the termination of the Merger Agreement, Kent enters into a written agreement with any person other than Avnet that has made or in the future makes an "acquisition proposal" for Kent, and consummates a transaction or series of transactions with that person in which more than a majority of the Kent common stock or a majority of the assets of Kent are transferred to that person or any of its affiliates.

     Also in connection with the Merger Agreement, Avnet entered into Inducement Agreements dated as of March 21, 2001 (the "Inducement Agreements"), with Morrie
K. Abramson, Larry D. Olson, Stephen J. Chapko, Richard J. Hightower and Mark A. Zerbe, all of whom are directors or executive officers of Kent (collectively, the "Stockholders"), under which each of the Stockholders granted Avnet an irrevocable proxy to vote such Stockholder's shares of Kent Common Stock (currently 592,224 shares in the aggregate) in favor of approval of the Merger Agreement and against any other proposal for any recapitalization, merger, sale of assets or other business combination between Kent and any other person or entity other than Avnet or Merger Sub or the taking of any action which would result in any of the conditions to Avnet's obligations under the Merger Agreement not being fulfilled.

     Each Stockholder also agreed in the Inducement Agreements that if (i) there occurs any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of, on or affecting the Kent Common Stock, or
(ii) such Stockholder becomes the owner of, or otherwise obtains the right to vote, any additional shares of Kent Common Stock, such new shares or other securities will be subject to the terms of the Inducement Agreement. The Inducement Agreement will terminate on the earlier to occur of (a) the effective time of the Merger, or (b) termination of the Merger Agreement in accordance with its terms.

     The Stock Option Agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference in its entirety in this Item 4. The foregoing summary of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. The Inducement Agreements are attached as Exhibits 3 and 4 to this Schedule 13D and are incorporated by reference in their entirety in this Item 4. The foregoing summary of the Inducement Agreements does not purport to be complete and is qualified in its entirety by reference to such exhibits.

     Except as contemplated by the Merger Agreement, the Stock Option Agreement and the Inducement Agreements or as otherwise set forth in this Item 4, neither Avnet, nor, to the knowledge of Avnet, any of the persons listed in Schedule I hereto, has any present plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

     Neither Avnet nor, to the knowledge of Avnet,  any of the persons listed in
Schedule I hereto beneficially owns any shares of Kent Common Stock other than as set forth below. Before the Kent Option becomes exercisable, Avnet expressly disclaims beneficial ownership of the shares of Kent Common Stock which are issuable upon exercise of the Kent Option. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Avnet is the beneficial owner, for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, of the shares of Kent Common Stock subject to the Kent Option.

     (a) Pursuant to the rules of the Securities and Exchange Commission, Avnet may currently be deemed to be the beneficial owner of an aggregate of 3,455,698 shares of Kent Common Stock, or approximately 10.97% of the shares of Kent Common Stock currently outstanding, including 2,863,474 shares issuable upon exercise in full of the Kent Option and 592,224 shares covered by the Inducement Agreements. In addition, Salvatore J. Nuzzo a director of Avnet, beneficially owns 700 shares of Kent Common Stock.

     (b) Avnet would have sole voting and dispositive power with respect to any shares of Kent Common Stock it acquires upon exercise of the Kent Option. In addition, Avnet shares voting power with the Stockholders with respect to the shares of Kent Common Stock covered by the Inducement Agreements, to the limited extent provided in the irrevocable proxies. Mr. Nuzzo has sole voting and dispositive power with respect to his 700 shares of Kent Common Stock.

     (c) Except as described in Item 4 above, no transactions in the Kent Common Stock were effected by Avnet, or, to the knowledge of Avnet, any of the persons listed on Schedule I hereto, during the 60-day period preceding March 21, 2001 or thereafter through the date of this Statement.

     (d) Until the Kent Option is exercised, Avnet has no right to receive dividends from, or the proceeds from the sale of, the shares of Kent Common Stock issuable upon exercise of the Kent Option. If Avnet exercises the Kent Option, Avnet would have the sole right to receive dividends on the shares of Kent Common Stock acquired pursuant thereto.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth in this Schedule 13D, to the knowledge of Avnet, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed in Schedule I hereto, and between such persons and any person with respect to any securities of Kent, including but not limited to transfer or voting of any of the securities of Kent, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Kent.

ITEM 7. Material to be Filed as Exhibits.

     1. Agreement and Plan of Merger dated as of March 21, 2001, by and among Avnet, Inc., Alpha Acquisition Corp. and Kent Electronics Corporation.

     2. Stock Option Agreement dated as of March 21, 2001, by and between Avnet, Inc. and Kent Electronics Corporation.

     3. Inducement Agreement dated as of March 21, 2001, by and among Avnet, Inc. and certain stockholders of Kent Electronics Corporation.

     4. Inducement Agreement dated as of March 21, 2001, by and between Avnet, Inc. and Morrie K. Abramson.

                                    SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, Avnet certifies that the formation set forth in this statement is true, complete and correct.


Dated:  April 2, 2001
                                                 AVNET, INC.




                                             By: /s/Raymond Sadowski
                                                 -------------------
                                                 Raymond Sadowski
                                                 Senior Vice President and
                                                 Chief Financial Officer

                                   SCHEDULE I

     The name and present principal occupation of each director and executive officer of Avnet, Inc. are set forth below. Except as noted below, the business address for each person listed below is c/o Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034, and each such person is a United States citizen except Mr. Houminer, who is a citizen of Israel.



Name and Address                                 Present Principal Occupation



Roy Vallee*                                      Chairman of the Board and Chief
                                                 Executive Officer of Avnet.


Eleanor Baum*                                    Dean of the School of
The Cooper Union                                 Engineering of The Cooper
51 Astor Place                                   Union.
New York, NY 10003


J. Veronica Biggins*                             Senior Partner, Heidrick &
Heidrick & Struggles International               Struggles, an executive search
303 Peachtree Street NE, Suite 3100              firm.
Atlanta, GA 30308


Lawrence W. Clarkson*                            Retired Senior Vice  President
                                                 of The Boeing Company, a
                                                 manufacturer of aerospace,
                                                 aviation and defense products.


Ehud Houminer*                                   Professor and Executive-in-
Columbia Business School                         Residence at Columbia Business
Columbia University                              School, Columbia  University,
206 Eris Hall                                    New York, NY and a principal of
3022 Broadway                                    Lear,  Yavitz and Associates.
New York, NY 10027


James A. Lawrence*                               Executive  Vice  President  and
General Mills Incorporated                       Chief  Financial  Officer of
Number One General Mills Blvd.                   General Mills.
Minneapolis, MN 55426


________________________

*    Director of Avnet

Name and Address                                 Present Principal Occupation


Salvatore J. Nuzzo*                              Chairman and CEO of Datron
Datron Inc.                                      Inc., a manufacturer of
1200 N. Glenrock Dr.                             aerospace and defense products.
Garland, TX 75040


Ray M. Robinson*                                 President  of AT&T  Southern
1200 Peachtree Street N.E., Suite 12166          Region of the Consumer  Long
Atlanta, GA 30309                                Distance Division


Frederic Salerno*                                Vice  Chairman and CFO of
Verizon Communications                           Verizon Communications,
1095 Avenue of the Americas                      formerly Bell Atlantic.
New York, NY 10036


Gary L. Tooker*                                  Senior Advisor, Morgan Stanley
                                                 Dean Witter Private Equity.


David R. Birk                                    Senior Vice President, General
                                                 Counsel and Secretary of Avnet.


Andrew S. Bryant                                 Senior Vice President of Avnet.


Steven C. Church                                 Senior Vice President of Avnet.


John F. Cole                                     Controller of Avnet.


Anthony DeLuca                                   Senior Vice President of Avnet.


Axel Hartstang                                   Vice President of Avnet.


Brian Hilton                                     Senior Vice President of Avnet.


Patrick Jewett                                   Senior Vice President of Avnet.


Edward Kamins                                    Senior Vice President of Avnet.


Raymond Sadowski                                 Senior  Vice  President, Chief
                                                 Financial Officer and Assistant
                                                 Secretary of Avnet.


George Smith                                     Vice President of Avnet.


________________________

*    Director of Avnet


                                      -11-